ISSUER FREE WRITING PROSPECTUS

Dated March 21, 2013

Filed Pursuant to Rule 433

Registration No. 333-178651

United Realty Trust Incorporated

FREE WRITING PROSPECTUS

United Realty Trust Incorporated (the “Company”) filed a registration statement on Form S-11 (including a prospectus) on December 21, 2011 for the offering to which this communication relates, and the registration statement became effective on August 15, 2012. The offering will only be made by means of a prospectus. Before you invest, you should read the prospectus contained in the registration statement along with the prospectus supplements and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s final prospectus, dated August 15, 2012, is available on the SEC’s website at http://sec.gov/Archives/edgar/data/1536256/000114420412046635/v321800_424b3.htm. The Company’s three Prospectus Supplements, dated November 16, 2012, December 6, 2012 and January 4, 2013, respectively, are available on the SEC’s website at

http://www.sec.gov/Archives/edgar/data/1536256/000114420412063448/v328593_424b3.htm,

http://www.sec.gov/Archives/edgar/data/1536256/000114420412066706/v329782_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1536256/000114420413000706/v331341_424b3.htm, respectively.

Alternatively, the Company or Allied Beacon Partners, Inc., the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and supplements thereto if you request them by calling toll-free (855) REIT-NAV (734-8628).

On March 15, 2013, Jacob Frydman, the Company’s Chairman and Chief Executive Officer, appeared in an online audio interview, aired on the Real Estate Investment Today (REIT) website, entitled “Podcast: REITs And Inflation.” The transcript of the online audio interview is attached as Annex A.

The segment was not prepared or reviewed by the Company prior to the interview. Real Estate Investment Today routinely conducts online interviews on business and real estate-related news. Real Estate Investment Today is not affiliated with the Company, and no payment was made nor was any consideration given to Real Estate Investment Today by or on behalf of the Company in connection with the online interview. Statements in the online interview that are not attributed directly to Mr. Frydman represent the opinions of Real Estate Investment Today or of the interviewer and are not endorsed or adopted by the Company.

Annex A

Allen Kenney (Interviewer):

Hello everyone, welcome to the NAREIT podcast. I’m Allen Kenney, editorial director with NAREIT. Joining me on the phone today is Jacob Frydman, CEO of United Realty Partners. Jacob, how are you doing?

Jacob Frydman:

I’m well thank you. How are you?

Allen Kenney (Interviewer):

I’m doing very well thank you. Jacob’s going to talk to us today about rising inflation. And so I wanted to go ahead and start off first of all, Jacob, with you know, the Federal Reserve pumping liquidity in the economy through quantitative easing, I think that’s almost certainly going to prompt an increase in inflation. What do you think that means for retirement funds?

Jacob Frydman:

Well, I think that’s very impactive and I think it’s critical that people consider the impact of what that inflation might look like tomorrow. You know, we’ve lived in a very nice 25 year period with pretty limited inflation you just have to think back to 1980 when our prime rate wasn’t 3.25% like it is today. But it topped out at over 20% and people were able to buy certificates that deposited 14% or better and you know while that sounds very enticing I guess that the pain in getting there may not make it so enticing. So, my view is that we are going to have inflation. Especially with the amount of liquidity being printed by QE3 and the money being poured into the system, and so the Fed’s devaluing of the currency if we get to inflation anywhere near the kind of interest rate inflation we had in the late 70s and early 80s, it could devastate people’s retirement portfolios if they’re invested in fixed income or liquid securities. Think about it like this. If you have a conservative bond portfolio, today you’re probably lucky to be getting 3% on your money. If interest rates go to 6%, that very safe investment portfolio you think you have? Probably, it’s worth about half of what it’s worth today. And if interest rates go to 9% that portfolio is probably worth about 25% of what it’s worth today. And when that happens it’s too late to do something else. So, I think the important thing is people should be considering maybe taking apart those more conservative liquid portfolios and certain fixed income and investing in something more akin to a hard asset that could give them some inflation protection. And when you think about the world of hard assets, you know you got precious metals and commodities that’ll work as a hedge against inflation, but many investors don’t know how or don’t want to invest in pork bellies, orange juice or gold bars even. And even if you do, it doesn’t really generate much of current income. In fact, it will generate zero current income. So, if you’re looking for a hard asset investment that can generate both current income and if it’s the right kind of asset inflation protection, I think good place to look is real estate.

Allen Kenney (Interviewer):

Ok, so when you say real estate investment, what does that mean for REITs?

Jacob Frydman:

Well, not all REITs invest directly in real estate, all REITs invest in real estate related assets. So, obviously you have mortgage REITs and mortgage REITs typically invest in mortgages. A mortgage may not provide you with inflation protection. Some REITs invest in triple net leases and my personal view is that single tenant triple net leases are probably more akin to bonds than they are to what I consider more traditional real estate. So, to me real estate is equity investments in assets that have inflation protected leases, where in the event that reducing inflation every cycle the revenue lines will be able to maintain increasing rents to support increased in expenses and hopefully increasing net operating income, which hopefully will give you value enhancement.

Allen Kenney (Interviewer):

So for REITs are you anticipating then they’ll see greater use in portfolios for inflation hedging?

Jacob Frydman:

Well again, you know speaking generally because I don’t speak about our REIT publically. We sponsor a REIT but I think that if ones inclined to invest in real estate and they are considering the options as a smaller investor. You know certainly they can be a direct investor in real estate but that certainly comes with a variety of management responsibilities and sometimes headaches that most people don’t want to deal with and usually a smart investor is not able to access large commercial real estate assets either because of lack of capital or experience. So, an alternative course is to invest in a third party manager who is running a REIT and I think that is a good investment obviously with a right manager. Each investment opportunity carries risk and every REIT is different. I think an investor should look at the underlying assets, the underlying management, how long they’ve been there. Are they legacy assets? Were they bought, you know, at top of the market? Or were they bought, you know, after the top of the market collapsed? So, I think that’s all impactive. But in general I think a REIT investment in a true equity REIT is probably a good way to invest in real estate as a smaller investor.

Allen Kenney (Interviewer):

Alright well Jacob I really appreciate your time today.

Jacob Frydman:

Thank you so much.

Allen Kenney (Interviewer):

Alright, folks again that was Jacob Frydman, CEO with United Realty Partners. Thank you for joining us with this edition of the NAREIT podcast.